# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Leef Brands Inc., CIK 0001711141
CUSIP: 52426X104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2X8
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0002126224
Persons authorized to receive notices and communications: Jason R. Wisniewski, Esq., 5 Park Plaza, Suite 1400, Irvine, California (CA), 92614, (949) 966-1534

## Reporting persons
- Micah Payne Anderson (CIK 0002126224): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 32,407,566; shared voting power 0; sole dispositive power 32,407,566; shared dispositive power 0; aggregate amount beneficially owned 32,407,566 (12.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Leef Brands Inc.
Address of issuer's principal executive offices: Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2X8

## Item 2. Identity and Background
Name of person filing: The name of the person filing this Schedule 13D is Micah P. Anderson.
Residence or business address: The principal business address of Mr. Anderson is c/o Leef Brands, Inc., Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, Canada.
Present principal occupation or employment: Mr. Anderson is Chairman of the Board, Chief Executive Officer and President of the Company. The Company's principal business is the production and sale of bulk cannabis concentrates in California and New York, and its principal business address is Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, Canada.
Criminal convictions in the last five years: During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Anderson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Anderson is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
28,102,323 Common Shares beneficially owned by Mr. Anderson were acquired through the following transactions: (i) 12,653,227 shares were issued as initial consideration in connection with the acquisition of Leef Holdings, Inc., and an additional 416,380 shares were subsequently issued upon the release of shares held in escrow in connection with the same acquisition; (ii) 500,861 shares were issued in connection with the acquisition of The Leaf at El Paseo, comprising shares issued as initial acquisition consideration, a working capital adjustment, a refund shares adjustment, and the release of holdback shares; (iii) 2,761,800 shares were issued as earnout consideration in connection with the acquisition of Anderson Development SB, LLC; (iv) 39,877 shares were issued in connection with the acquisition of Aya Biosciences Inc.; (v) 5,498,469 shares were issued upon conversion of outstanding debt obligations; (vi) 1,624,792 shares were issued upon conversion of outstanding debentures; (vii) 4,273,319 shares were issued upon the conversion of restricted stock units previously granted to Mr. Anderson; (viii) 140,000 shares were acquired pursuant to a private investment in public equity financing; (ix) 16,000 shares were acquired pursuant to the Company's long-term incentive equity program; and (x) 177,599 shares were acquired through open market purchases.

Mr. Anderson also has the right to acquire within the next 60 days (i) 16,000 Common Shares upon exercise of warrants to purchase Common Shares owned by Mr. Anderson, and (ii) 4,289,243 Common Shares upon settlement of vested restricted stock units owned by Mr. Anderson.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Anderson acquired the Common Shares held by him in connection with his employment relationship with the Company and for investment purposes.

Mr. Anderson, directly or indirectly, may acquire additional Common Shares from time to time in open market or private transactions, depending on various factors. Mr. Anderson may increase or decrease his beneficial holdings of Common Shares on such terms and at such times as he may decide, subject to any applicable securities law restrictions.

Except as described above, Mr. Anderson does not have any other plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 26, 2026, Mr. Anderson beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 28,102,323 Common Shares of the Company, constituting approximately 12.2% of the total number of Common Shares outstanding. The approximate percentage of Common Shares beneficially owned by Mr. Anderson is based upon 266,227,997 Common Shares of the Company, which is the total number of Common Shares of the Company outstanding as of March 26, 2026. The Common Shares beneficially owned by Mr. Anderson includes (i) 500,861 Common Shares held of record by the Anderson Trust dated November 14, 2014, of which Mr. Anderson is the trustee, (ii) 4,899,984 Common Shares held of record by MPA Legacy Holdings, Inc., of which Mr. Anderson is the sole shareholder and exercises control, (iii) 8,169,623 Common Shares held of record by Little Ry Holdings, of trust of which Mr. Anderson is the trustee, (vi) 16,000 Common Shares currently issuable upon exercise of warrants to purchase Common Shares owned by Mr. Anderson within the next 60 days, and (v) 4,289,243 Common Shares issuable upon settlement of vested restricted stock units owned by Mr. Anderson within the next 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Andeson has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, 32,407,566 Common Shares.
Transactions in the class effected during the past sixty days: The information with respect to Mr. Anderson's transactions in the Common Shares of the Company during the past sixty days is set forth in response to Item 3 of this Schedule 13D and is incorporated herein by this reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Micah Payne Anderson: /s/ Micah Payne Anderson, Micah Payne Anderson (04/01/2026)